Exhibit 4.5

AMENDMENT NO. 3 TO AGREEMENT AND PLAN OF MERGER

AMENDMENT NO. 3 (this “Third Amendment”) dated as of January 3, 2008 to the Agreement and Plan of Merger dated as of March 14, 2006 (the “Initial Merger Agreement”) among Pharmos Corporation, a Nevada corporation (“Parent”), Vela Acquisition Corporation, a Delaware corporation and direct wholly-owned subsidiary of Parent, and Vela Pharmaceuticals Inc., a Delaware corporation (“Target”), as previously amended by letter agreements among the parties dated August 4 and August 10, 2006 (the “Extension Letters”) and Amendment to Agreement and Plan of Merger dated as of August 31, 2006 (“Amendment No.1”) and Amendment No. 2 to Agreement and Plan of Merger dated as of September 29, 2006 (collectively with the Extension Letters and with the Initial Merger Agreement and Amendment No.1, the “Merger Agreement”).

Parent and the Representatives (as defined in the Merger Agreement) have, pursuant to Section 19.1 of the Merger Agreement, agreed to amend the Merger Agreement on the terms and conditions set forth in this Third Amendment.

In consideration of the mutual covenants and agreements hereinafter set forth and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.          Defined Terms. Unless otherwise indicated, capitalized terms used herein shall have the meanings ascribed to them in the Merger Agreement.

2.          Amendment of Section 1.2(i). Section 1.2(i) of the Merger Agreement shall be deleted in its entirety and shall be replaced by the following:

“(i) Upon the enrollment of the last patient in any Phase IIb Trial, assuming a projected enrollment of 480 patients (the “Last Patient Milestone” and, together with the First Patient Milestone, the “Enrollment Milestones”), Parent shall be obligated to (A) pay the sum of $1,000,000 (the “Last Patient Milestone Payment”) on the Last Patient Milestone Payment Date (as defined below) by wire transfer in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the Last Patient Milestone Payment Date, which payment shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with such written instructions and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives, and (B) issue 2,000,000 shares of Parent Stock (the “Enrollment Milestone Shares”) on November 2, 2009, which shares shall be valued based on the Average Trading Price and shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of issuance thereof and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives; provided that Parent shall not be obligated to pay the Last Patient Milestone Payment or issue the Enrollment Milestone Shares more than once. The “Last Patient Milestone Payment Date” shall be the fifth business day following the earliest date on which all of the following conditions have been met: (X) the Last Patient Milestone has previously been achieved; (Y) Parent has either (1) executed a strategic collaboration or licensing agreement with a third party for the development of dextofisopam resulting in receipt by Parent of an upfront cash fee of at least $10 million or (2) consummated a financing transaction resulting in net cash proceeds to Parent of at least $10 million; and (Z) after payment of the Last Patient Milestone Payment, Parent would retain cash on hand sufficient to fund at least twelve months of operations of Parent, based upon financial projections prepared by Parent’s then-Chief Financial Officer in a manner consistent with the preparation of Parent’s previous financial projections.”

3.          Amendment of Section 1.2(j). Section 1.2(j) of the Merger Agreement shall be deleted in its entirety and shall be replaced by the following:

“(j) Upon the successful completion of the first Phase IIb Trial which has successfully met or exceeded p<0.05 (for at least one of the dosing arms) on the prospectively defined and FDA agreed-upon primary outcome measure (the “Phase IIb Milestone”), Parent shall be obligated to (A) pay the sum of $2,000,000 (the “Phase IIb Milestone Payment”) on the Phase IIb Milestone Payment Date (as defined below) by wire transfer in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the Phase IIb Milestone Payment Date, which payment shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with such written instructions and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives, and (B) issue 2,250,000 shares of Parent Stock (the “Phase IIb Milestone Shares”) on November 2, 2009, which shares shall be valued based on the Average Trading Price and shall be distributed among the participants in the ABP and the holders of Target Capital Stock as of the Closing Date in accordance with the written instructions of the Representatives delivered to Parent on the date immediately preceding the date of issuance thereof and which instructions shall be based solely upon the terms and conditions of the ABP and Target’s Restated Certificate as determined by the Representatives. The “Phase IIb Milestone Payment Date” shall be the fifth business day following the earliest date on which all of the following conditions have been met: (X) each of the Last Patient Milestone and the Phase IIb Milestone have previously been achieved; (Y) Parent has either (1) executed a strategic collaboration or licensing agreement with a third party for the development of dextofisopam resulting in receipt by Parent of an upfront cash fee of at least $10 million or (2) consummated a financing transaction resulting in net cash proceeds to Parent of at least $10 million; and (Z) after payment of both the Last Patient Milestone Payment and the Phase IIb Milestone Payment, Parent would retain cash on hand sufficient to fund at least twelve months of operations of Parent, based upon financial projections prepared by Parent’s then-Chief Financial Officer in a manner consistent with the preparation of Parent’s previous financial projections. For purposes of distributing the Enrollment Milestone Shares and the Phase IIb Milestone Shares pursuant to Section 1.2(i) and this Section 1.2(j) among the participants in the APB and the holders of Target Capital Stock, the relevant Average Trading Price shall be based on the date of the Last Patient Milestone and the Phase IIb Milestone, rather than the Last Patient Milestone Payment Date and the Phase IIb Milestone Payment Date.”

4.         Merger Agreement. Except as provided herein, the Merger Agreement remains in full force and effect.

5.         Counterparts. This Third Amendment may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Third Amendment as an instrument under seal as of the date and year first above written.

PARENT:

PHARMOS CORPORATION

By:________________________
Name:	S. Colin Neill
Title:	Chief Financial Officer

REPRESENTATIVES:

____________________
Srinivas Akkaraju

____________________
Anthony B. Evnin

____________________
Charles W. Newhall, III

_____________________
Robert F. Johnston

_____________________
Jeff Calcagno